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KPMG
      355 South Grand Avenue
      Suite 2000
      Los Angeles, CA 90071

Independent Auditors’ Consent

The Administrative Committee
Downey Savings and Loan Association, F.A.
      Employees’ Retirement and Savings Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-30483) and on Form S-3 (No. 333-50416) of Downey Financial Corp. of our report dated May 30, 2003 relating to the statements of net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedules, which report appears in the December 31, 2002 annual report on Form 11-K of Downey Savings and Loan Association, F.A. Employees’ Retirement and Savings Plan.

          /s/ KPMG LLP

Los Angeles, California
June 20, 2003